UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 7)*

World Acceptance Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

981419104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981419104	Page 2 of 9

1	NAME OF REPORTING PERSONS CAS Investment Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0901365
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 755,768 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 755,768 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,768 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%(1)(2)
12	TYPE OF REPORTING PERSON IA, OO

(1)	As of December 31, 2022, Sosin Master, L.P. (“Sosin Master”) owned 526,081 shares of Common Stock of the Issuer and CSWR Partners, L.P. (“CSWR”) owned 229,687 shares of Common Stock of the Issuer. CAS Investment Partners, LLC is the investment manager of Sosin Master and CSWR and has been fully delegated the power to vote and dispose or direct the disposition of all the shares of Common Stock owned by Sosin Master and CSWR.

(2)	Based on a total of 6,256,933 shares outstanding as of October 21, 2022 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No.	981419104	Page 3 of 9

1	NAME OF REPORTING PERSONS Clifford Sosin† I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 755,768 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 755,768 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,768 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%(1)(2)
12	TYPE OF REPORTING PERSON IN; HC

(1)	As of December 31, 2022, Sosin Master owned 526,081 shares of Common Stock of the Issuer and CSWR owned 229,687 shares of Common Stock of the Issuer. CAS Investment Partners, LLC is the investment manager of Sosin Master and CSWR and has been fully delegated the power to vote and dispose or direct the disposition of all the shares of Common Stock owned by Sosin Master and CSWR. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC.

(2)	Based on a total of 6,256,933 shares outstanding as of October 21, 2022 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

† Mr. Sosin disclaims any beneficial ownership of the shares.

CUSIP No.	981419104	Page 4 of 9

Item 1(a).	Name of Issuer: World Acceptance Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 104 S Main Street, Greenville, South Carolina 29601

Item 2(a).

Name of Person Filing:

This Schedule 13G/A is being filed with respect to an aggregate of 755,768 shares of Common Stock of the Issuer which are beneficially owned by CAS Investment Partners, LLC as the investment manager of Sosin Master and CSWR with the power to vote and dispose or direct the disposition of all securities owned by Sosin Master and CSWR. CAS Investment Partners, LLC is an investment adviser registered with the Securities Exchange Commission under the Investment Advisers Act of 1940, as amended. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC and disclaims beneficial ownership of any securities covered by this Schedule 13G for the purposes of Section 13(d) or 13(g) of the Act or any other purpose.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 575 Lexington Ave, Suite 12-101 New York, NY 10022

Item 2(c).	Citizenship: See Item 4 on the cover pages hereto.

Item 2(d).	Title of Class of Securities: Common Stock, no par value (“Common Stock”)

Item 2(e).	CUSIP Number: 981419104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	981419104	Page 5 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.

	(b)	Percent of class:
See Item 11 on the cover page(s) hereto.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of 0
See Item 8 on the cover page(s) hereto.

CUSIP No.	981419104	Page 6 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.	981419104	Page 7 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAS INVESTMENT PARTNERS, LLC
Date:	February 14, 2023

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member

Clifford Sosin
Date:	February 14, 2023

/s/ Clifford Sosin

EXHIBIT INDEX

EXHIBIT 1:        Joint Filing Agreement (filed herewith):